Exhibit 99.1

Clearmind Medicine Announces Positive Results from its Weight Loss and Metabolic Disorder Program with its Proprietary Psychedelic- Based Treatment

Results from pre- clinical trial indicate potential effect in various metabolic parameters including fat oxidation, weight loss and reduced appetite

Tel Aviv, Israel / Vancouver, Canada, Nov. 28, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced today positive results from its pre-clinical trial led by Professor Joseph Tam from The Hebrew University of Jerusalem.

The treatment used in the trial combined Clearmind’s MEAI, a novel proprietary psychedelic treatment for various addictions, obesity and metabolic disorders and depression, and SciSparc’s Palmitoylethanolamide (PEA), which is an anti-inflammatory agent and the active ingredient of its proprietary CannAmide™.

The goal of the trial was to identify the optimal dosage for their combination, to observe their safety and impact on various metabolic and behavioral parameters including fat oxidation, locomotor activity, and feeding behavior.

Fourteen different treatment groups were created (for a total of 84 animals) receiving single treatment doses ranging from 40, 20, 10, 5, 1, to 0.5 mg/kg of MEAI with or without a constant PEA dose of 25 mg/kg. MEAI administration exhibited a remarkable degree of tolerance, leaving the animals’ viability unaffected across all experimental groups. Similar results were also observed in groups treated by the combination of MEAI and PEA with the most prominent effects being observed when combining MEAI and PEA, particularly at 20 and 10 mg/kg. Results indicated that:

●	The administered treatment exhibited a remarkable degree of tolerance, leaving the mice’ viability unaffected across all experimental groups.

●	Combining MEAI and PEA, particularly at 20 and 10 mg/kg, led to increased oxygen consumption and carbon dioxide emission, coupled with elevated energy expenditure and fat oxidation. Oxygen consumption and carbon dioxide emission indicates increase in metabolic process and fat burn.

●	A striking reduction in food consumption (appetite) and meal sizes was also observed, primarily at 40 and 20 mg/kg of MEAI.

●	Slight elevations in carbohydrate oxidation were noted, particularly at 20 and 10 mg/kg.

●	At 40 and 20 mg/kg significant reductions in ambulation was noted, without affecting voluntary activity.

“We are excited by these latest results of our combination treatment for obesity and metabolic disorders. Over the past year, we have witnessed an increased demand of medication for weight loss, even though they exhibit severe side effects and have even lead to hospitalization. I believe that our proprietary drug candidate, MEAI, is a potentially better and safer option compared to other weight-loss drugs currently on the market due to previous and current positive results and the very good safety profile,” said Dr. Adi Zuloff-Shani, Clearmind’s Chief Executive Officer. “Clearmind’s treatment targets fat loss while maintaining and elevating energy levels, motivation and other positive influences. These latest results strengthen our confidence in our MEAI-based treatment, including our combination treatment with SciSparc’s PEA.”

“These results from the pre-clinical trial highlight the promising potential of Clearmind’s MEAI and SciSparc’s PEA combination treatment for obesity and metabolic disorders. The observed increase in metabolic processes, fat oxidation, and reduced appetite signify a significant step forward in developing safer and effective therapies for weight management,” said Professor Joseph Tam of The Hebrew University of Jerusalem.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fifteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential of its product candidates and the combination of MEAI and PEA, and that it is a potentially better and safer option compared to other weight-loss drugs currently on the market. In addition, there can be no assurance that Company’s drug candidate will continue to produce positive or similar results in any future trials. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.